Calculation of Filing Fee Tables

FORM SC TO-I/A
(Form Type)

iDirect Multi-Strategy Fund, LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$7,682,741	(1)	$138.10	$1,060.99
Fees Previously Paid	$7,682,741			1,060.99
Total Transaction Value	$7,682,741	(1)
Total Fees Due for Filing				$1,060.99
Total Fees Previously Paid				1,060.99
Total Fee Offsets				-
Net Fee Due				$-

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $1,060.99 was paid in connection with the filing of the Schedule TO-I by iDirect Multi-Strategy Fund, LLC (File No. 005-95349) on November 14, 2025 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.